UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 22 November 2017

ASX RELEASE

22 November 2017

KAZIA THERAPEUTICS – CLARIFICATION OF MEDIA REPORT

Sydney, 22 November 2017 – Kazia Therapeutics Limited (ASX: NRTDA; NASDAQ: NVGN), formerly Novogen Limited (the Company), an Australian oncology drug development company, seeks to provide clarification to shareholders regarding a recent media report referring to Noxopharm Limited (ASX: NOX) and Dr Graham Kelly, who is the Managing Director and Chief Executive Officer of Noxopharm, and a former CEO of the Company.

The media report stated that NOX66 (Noxopharm’s lead program) was designed by Dr Graham Kelly when he was an employee of the Company. Following the publication of that report in online media on Monday 20 November 2017, the Company has become aware of speculation among certain of its shareholders regarding the Company’s intellectual property position. Accordingly, the Company considers itself obliged to provide a public statement in accordance with its continuous disclosure obligations under ASX Listing Rule 3.1.

The Company considers the protection of its intellectual property to be among its highest responsibilities to shareholders and in this regard is in ongoing discussions with both Dr Kelly and Noxopharm through the parties’ respective lawyers.

For clarity, the matters under discussion with Noxopharm have no bearing on the intellectual property associated with the Company’s own development programs.

ENDS

Board of Directors

Mr Iain Ross Chairman, Non-Executive Director

Mr Bryce Carmine Non-Executive Director

Mr Steven Coffey Non-Executive Director

Dr James Garner Chief Executive Officer, Managing Director

About Kazia Therapeutics Limited

Kazia Therapeutics Limited, formerly Novogen Limited (ASX: NRTDA, NASDAQ: KZIA) is an agile oncology-focused biotechnology company, based in Sydney, Australia. We have two clinical staged drug development candidates and an early stage discovery program, and are developing therapies across a range of oncology indications. The Company will trade under the following tickers over the next 2 weeks:

ASX

•	Currently: ordinary shares as NRTDA, options as NRTDB

•	On 28 November: ordinary shares as NRT, options as NRTO

•	From 29 November: ordinary shares as KZA, options as KZAO

NASDAQ

•	Currently NVGN

•	From 24 November: KZIA

Our lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme, the primary and most aggressive form of brain cancer. Licensed from Genentech in late 2016, GDC-0084 is anticipated to enter phase II clinical trials in 2017.

TRXE-002-1, or Cantrixil is Kazia’s second drug development candidate under development as a treatment for ovarian cancer. The chemotherapeutic is currently undergoing a Phase I clinical trial in hospitals across Australia and the United States. Initial data on this trial is expected to be reported early in 2018.